Exhibit 99.1

MATERIAL FACT

LATAM AIRLINES GROUP SA

Registration of Securities Registry No. 306

Santiago, November 3, 2022

Mrs.

Solange Berstein Jáuregui

President

Commission for the Financial Market

Av. Libertador Bernardo O’Higgins 1449

Santiago

Ref.:	Exit from Chapter 11 Proceedings / Summons to Extraordinary Shareholders’ Meeting.

For our consideration:

In accordance with the provisions of Article 9 and the second paragraph of Article 10 of the Securities Market Law, and in General Rule No. 30, duly empowered, I hereby report the following MATERIAL FACT of LATAM Airlines Group SA (“LATAM” or the “Company”), Securities Registry entry No. 306:

1.	The effective date (the “Effective Date”) of the reorganization and financing plan of LATAM (the “Reorganization Plan”) that has been approved and confirmed in its reorganization proceeding in the United States of America (the “Chapter 11 Proceeding”) under the rules established in Chapter 11 of Title 11 of the United States Code, has occurred on this date, November 3, 2022, as previously reported by the Company. Consequently, on this same date, the Company, together with its various subsidiaries that were part of the Chapter 11 Procedure, have emerged from it.

2.	As reported in the Material Fact of October 26, 2022, in accordance with the terms of the Reorganization Plan and the fourth transitional article of the Company’s bylaws, as soon as the Effective Date occurs, the Board of Directors will call an Extraordinary Shareholders’ Meeting to proceed with the total renewal of the Company’s Board of Directors.

3.	For the purposes of what is indicated in point 2 above, the Board of Directors, in an extraordinary meeting held on this same date, has agreed to summon its shareholders to an Extraordinary Shareholders’ Meeting (the “Meeting”), which will be held remotely, for November 15, 2022, at 12:00 p.m., in order to inform and rule on the following matters:

a.	Inform shareholders about the exit of the Chapter 11 Procedure and the implementation of the Reorganization Plan.

b.	Proceed with the total renewal of the Board of Directors.

c.	Resolve on the remuneration of the Board of Directors and the Audit Committee; and on the budget of the latter.

The holders of shares registered in the Shareholders’ Registry at midnight of the fifth business day prior to the day of its celebration, this is, registered at midnight of November 9, 2022, will have the right to participate in the meeting and exercise their right to vote.

As indicated, it has been resolved that the Meeting be held remotely, in order to prevent people who attend it from exposing themselves to contagion. To do this, the shareholder interested in participating in the Meeting, or his representative, must, until 3:00 p.m. the day before the Meeting, register on the website https://autenticacion.dcv.cl/ or send an email to the box Registrojuntas@dcv.cl, expressing your interest in participating in the Meeting, attaching a scanned image of your identity card on both sides or your passport; of power, if applicable; and the application form for participation in the Meeting. The Meeting will be held through the Zoom videoconference platform and voting by acclamation or voice voting, or through the electronic voting platform provided by DCV Registros SA, which will be accessed through the Click&Vote platform, through the “Join the Board” link. The rest of the required documentation and more detailed information regarding how to register, participate and vote remotely at the Meeting and other aspects that are relevant to that effect, will be available and will be communicated in a timely manner through instructions that will be uploaded to the Company website, www.latamairlinesgroup.net.

The notices summoning the meeting will be published in the newspaper La Tercera on November 5, 8 and 10, 2022.

The shareholders may obtain a copy of the documents that support the matters on which the Meeting will be informed, as of November 5, 2022, on the Company’s website, www.latamairlinesgroup.net. In addition, any shareholder who wishes to obtain a copy of said documents can contact, also from November 5, 2022, the Company’s investor service department at the email address InvestorRelations@latam.com or by telephone (562) 2565-3844, for this purpose.

Finally, on this date, a supplement to the Plan of Reorganization, with documents granted in the context of the termination of the reorganization process under Chapter 11, including among others, a Registration Rights Agreement, has been presented in the Chapter 11 proceeding file.

Without further ado, yours sincerely,

Roberto Alvo M.

CEO

LATAM Airlines Group SA.